

August 10, 2012

Via U.S. Mail
Brett Gellner
Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W.
Box 1900, Station "M"
Calgary, Alberta, Canada, T2P 2M1

> **Re:** **TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 1-15214**

Dear Mr. Gellner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 13.2

Results of Operations, page 22

1. We note your presentation of Canada GAAP financial results for fiscal year 2009 alongside the IFRS selected financial results for fiscal years 2010 and 2011. In that regard, please label the Canadian GAAP financial information prominently so as not to imply they are prepared in accordance with IFRS rather than a footnote and explain to us and disclose why the presentation and discussion of financial results prepared under different accounting principles is useful to investors. Lastly, revise your disclosure to

focus the discussion on the important trends and risks that have affected the business for the past three fiscal years.

MF Global Inc., page 24

2. Tell us the rational and accounting basis for recognizing an $18 million reserve against your $36 million collateral exposure to MF Global Inc. as of December 31, 2011. In this regard, tell us why you only reserved for half of the exposure.

Planned Maintenance, page 31

3. Please clarify for us, and disclose, the criteria that you utilize to determine whether capitalization is appropriate. Please clarify in further detail in your disclosures the nature of the maintenance expenses and how their capitalization complies with paragraphs 12 to 14 of IAS 16. To help us better understand your disclosure and accounting, please identify for us any material capitalized planned maintenance that have involved significant judgment as to whether capitalization was appropriate.

Exhibit 13.3

Independent Auditors' Report of Registered Public Accounting Firm, page 70

4. We note that your independent registered accountant's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or reconciliation from IFRS to US GAAP. Refer to General Instruction C(2) of Form 40-F and Item 17(c) of Form 20-F.

I. Property, Plant, and Equipment, page 81

5. Tell us in detail how you determined the useful lives of your renewable generation assets. In this regard, we note the useful lives of these assets extend to 60 years.

II. Leases, page 87

6. Please provide to us your accounting analysis used to conclude that your long-term contract for Fort Saskatchewan is a finance lease. Refer to paragraphs 10 and 11 of IAS 17.

3. First-Time Adoption of IFRS, page 91

7. Please revise to provide an explicit and unreserved statement that the first IFRS financial statements complies with International Financial Reporting Standards, as issued by IASB, consistent with your disclosure in paragraph 2 in footnote 2A. Refer to paragraph 3 of IFRS 1.

8. We note your statement that "[a]mount capitalized … for certain PP &E assets that were operated in rate-regulated environments, have not been restated to comply with costs as determined by IAS, Property, Plant and Equipment." In that regard, please explain to us if your generation operations were rate-regulated under Canadian GAAP. If so, tell us and disclose where you adjusted the related regulatory assets and liabilities, if any, when you first adopted IFRS in your reconciliations from Canadian GAAP to IFRS.

13. Financial Instruments, page 109
A. Financial Assets and Liabilities – Classification and Measurement, page 109

9. Refer to the carrying value of financial instrument tables. Explain to us your IFRS basis behind classifying cash and cash equivalent of $49 million within Loans and receivables as at December 31, 2011.

B. Fair Value of Financial Instruments, page 111
Energy Trading, page 112

10. Please provide rollforward of net risk management assets (liabilities) from January 1, 2010 through December 31, 2010

Other Risk Management Assets and Liabilities, page 113

11. Please provide rollforward of other risk management liabilities from January 1, 2010 through December 31, 2010

b. Cash Flow Hedges, page 116

i.Energy Trading and Risk Management, page 116

12. Refer to your statement, "[D]uring 2011, unrealized pre-tax gains of $207 million (2010 - $43 million gain) were released from AOCI and recognized in earnings due to certain hedges being deemed ineffective for accounting purposes." Explain to us and disclose how and when the hedges were deemed ineffective for recognition. A detailed example of the hedge accounting documentation and how you deemed these hedges were ineffective would facilitate our review.

17. Property, Plant and Equipment, page 126

>   13. Refer to the PP&E reconciliations. Please tell us and disclose the nature of "Capital Spares and Other" within PP&E line item.

21. Decommissioning and Other Provisions, page 130

>   14. We read your disclosure, "[o]ther provisions include amounts related to an onerous natural gas transportation contract and provisions arising from ongoing business activities." Tell us and disclose in further detail 1) the nature of these obligations, and 2) an indication of the uncertainties about the amount or timing of the related outflows associated with these other provisions. Refer to paragraphs 85 and 86 of IAS 37.

31. Capital, page 143

>   15. We note your offset cash and cash equivalent with current portion of long term debt in your calculation of capital in your capitalization tables. In that regard, please explain and disclose the basis of the offset. Refer to paragraph 135 (b) of IAS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief